Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Introduction to ITC Holdings Corp. Presentation to Entergy Employees

Jon Jipping, Executive Vice President

& Chief Operating Officer

December 2011

Safe Harbor Language & Legal Disclosure

This presentation contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000

This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

Overview of ITC

ITC is an independent transmission-only company headquartered in Novi, Michigan Originally formed when Detroit Edison divested its transmission assets in 2003

Became publicly traded in 2005

Rapid growth through acquisition of the Michigan Electric Transmission Company in 2006 and ITC Midwest in 2007

Business model is singularly focused on owning, operating and maintaining transmission Actively developing transmission infrastructure required for reliability needs and emerging long-term energy policy

Leading Transmission Platform

Further establishes ITC as the leading transmission platform in the U.S.

Largest electric utility based on total transmission net PP&E & peak load served

Transmission Business

Network System Peak Load 26,100 MW 28,000 MW

Service Area Seven states – including Four states – including footprint in Michigan, Iowa, footprint in Arkansas, Texas,

Minnesota, Illinois, Louisiana and Mississippi

Missouri, Kansas & Oklahoma

Total Transmission Miles Approximately 15,100 Approximately 15,700 miles miles

9/30/2011 Net PP&E $3.2 billion $3.1 billion

RTO Membership MISO & SPP Currently Independent

Coordinator of Transmission

with anticipated full transition

to MISO by December 2013

Full Time Equivalent Approximately 450* Approximately 750*

Employees

* Excludes contract work force

** ITC, ETR & Pro forma ITC net PP&E as of 9/30/2011 based on GAAP, all other amounts per June 30, 2011 FERC Form 1

Why ITC

Experienced transmission leadership team

Track record of regulatory success

Delivery on prior acquisitions and successful integration of new systems into ITC business model

Demonstrated ability to build and manage infrastructure –invested $2.3 billion of capital in our systems since 2004

Well established and experienced in MISO and SPP RTOs

Benefits of independence – financial, operational, regulatory

Commitment to excellence and “doing the right thing”

Operational Excellence

Culture at ITC supports our vision to be the best transmission company in the country

Fundamental focus on:

Safety

Reliability

Compliance

Project Execution

People

Results affirm our direction

Employee Impacts:

You will not be moving to Michigan; ITC committed to maintaining local presence

By and large, do not anticipate significant changes to existing organizational structure

Need to maintain focus on quality operations

As the holding companies integrate, there may be changes in some operational functions

After closing, efforts will be focused on transitioning operations from Entergy and integrating other functions as necessary

Former Entergy businesses will be separate business entities, although the focus will be to combine operations, processes and procedures, to capture the best practices of each company